UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR
|_| Form N-CSR
For Period Ended: March 31, 2015
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
JACK HENRY & ASSOCIATES, INC.
Full Name of Registrant

____________________________
Former Name if Applicable

663 Highway 60, P.O. Box 807,
Address of Principal Executive Office (Street and Number)

Monett, MO 65708
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Jack Henry & Associates, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

On May 6, 2015, the Audit Committee of the Board of Directors of the Company concluded that the Company's previously-filed financial statements included in the Company's Form 10-K for the three fiscal years ended June 30, 2014, the reports of the Independent Registered Public Accounting Firm and the previously-filed financial statements for the comparative interim period ended September 30, 2014 should no longer be relied upon due to the identification of material errors. The Company announced in a Form 8-K that it will amend its Form 10-K for the fiscal year ended June 30, 2014 and its Form 10-Q for the period ended September 30, 2014 as soon as practicable. The Company intends to file its Form 10-Q for the period ended December 31, 2014 as soon as practicable following the filing of the restated filings. The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 within the prescribed time period because management of the Company is preparing the above-described filings. The Company will not file its Form 10-Q for the period ended March 31, 2015 until the above-described filings have been made.

PART IV - OTHER INFORMATION
(1)     Name and telephone number of person to contract in regard to this notification.

Kevin D. Williams	(417) 235-6652
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). | | Yes | X | No

The response in Part III is incorporated herein by reference. The Company has not filed its Form 10-Q for the period ended December 31, 2014.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes | X | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jack Henry & Associates, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2015	/s/ Kevin D. Williams
Kevin D. Williams
Chief Financial Officer and Treasurer